Bangkok Bank
ธนาคารกรุงเทพ

[redacted]

08006205

November 13, 2008

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the audited financial statements for the 3rd quarter 2008 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

PROCESSED
DEC 12 2008
THOMSON REUTERS

Yours sincerely,
Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

Dlw 12/9

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Bangkok Bank Public Company Limited and its subsidiaries and the separate balance sheet of Bangkok Bank Public Company Limited as at September 30, 2008, and the related consolidated and the separate statements of income for the quarters and nine-month periods ended September 30, 2008 and 2007, and the related consolidated and the separate statements of changes in shareholders' equity and cash flows for the nine-month periods ended September 30, 2008 and 2007. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and the separate financial statements as described in the first paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and the separate financial statements for the year ended December 31, 2007, and expressed an unqualified opinion in our report dated February 26, 2008. The consolidated and the separate balance sheets as at December 31, 2007, presented herein for comparison, have been derived from such financial statements which have been audited and reported upon.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS AUDIT CO., LTD.

BANGKOK
November 11, 2008

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2008	As at December 31, 2007	As at September 30, 2008	As at December 31, 2007
ASSETS				
CASH	24,955,793	35,715,065	24,806,471	35,655,288
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	35,972,641	3,897,681	35,066,675	2,869,238
Non-interest bearing	5,770,082	8,751,870	5,742,140	8,705,343
Foreign items				
Interest bearing	108,586,428	159,287,865	104,514,286	149,335,320
Non-interest bearing	6,917,869	5,427,507	6,490,401	5,133,682
Total interbank and money market items, net	157,247,020	177,364,923	151,813,502	166,043,583
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	-	10,200,000	-	10,200,000
INVESTMENTS (Note 4.2)				
Current investments, net	121,465,179	142,780,939	120,641,643	141,815,472
Long-term investments, net	141,200,950	168,898,966	140,172,713	168,569,192
Investments in subsidiaries and associated companies, net	391,069	320,905	5,955,912	5,955,912
Total investments, net	263,057,198	312,000,810	266,770,268	316,340,576
LOANS AND ACCRUED INTEREST RECEIVABLE (Note 4.3)				
Loans	1,180,411,842	1,042,074,184	1,170,519,542	1,035,390,964
Accrued interest receivable	3,004,287	3,093,151	2,974,897	3,071,920
Total loans and accrued interest receivable	1,183,416,129	1,045,167,335	1,173,494,439	1,038,462,884
Less Allowance for doubtful accounts	(55,502,872)	(63,386,789)	(54,983,873)	(62,916,228)
Less Revaluation allowance for debt restructuring	(5,367,279)	(4,082,528)	(5,367,279)	(4,082,528)
Total loans and accrued interest receivable, net	1,122,545,978	977,698,018	1,113,143,287	971,464,128
PROPERTIES FOR SALE, NET	37,814,544	40,300,457	31,755,402	33,785,934
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	546,398	554,291	546,398	554,291
PREMISES AND EQUIPMENT, NET	30,247,037	30,189,111	30,048,102	30,019,778
DERIVATIVE REVALUATION	7,042,763	3,264,599	7,020,150	3,250,140
OTHER ASSETS, NET	8,334,162	8,684,085	7,851,042	8,484,946
TOTAL ASSETS	1,651,790,893	1,595,971,359	1,633,754,622	1,575,798,664

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2008	As at December 31, 2007	As at September 30, 2008	As at December 31, 2007
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS				
Deposits in Baht	1,177,903,015	1,166,308,888	1,178,122,277	1,166,671,971
Deposits in foreign currencies	112,764,447	111,062,403	101,926,183	100,396,403
Total deposits	1,290,667,462	1,277,371,291	1,280,048,460	1,267,068,374
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	15,859,560	16,562,821	15,886,308	16,571,672
Non-interest bearing	3,055,521	3,828,442	2,867,099	3,859,272
Foreign items				
Interest bearing	44,639,997	41,010,407	40,583,236	34,903,574
Non-interest bearing	3,760,316	2,754,733	3,885,475	2,772,796
Total interbank and money market items, net	67,315,394	64,156,403	63,222,118	58,107,314
LIABILITIES PAYABLE ON DEMAND	6,111,221	5,703,010	6,102,217	5,589,615
BORROWINGS (Note 4.4)				
Short-term borrowings	66,869,984	34,072,317	66,101,135	33,411,660
Long-term borrowings	8,873,772	8,643,063	8,873,772	8,643,063
Total borrowings	75,743,756	42,715,380	74,974,907	42,054,723
FINANCIAL INSTITUTION'S LIABILITIES UNDER ACCEPTANCES	546,398	554,291	546,398	554,291
INTEREST PAYABLE	6,056,135	9,497,535	5,948,094	9,413,263
DERIVATIVE REVALUATION	10,902,639	3,035,426	10,883,831	3,020,932
OTHER LIABILITIES	24,955,864	26,301,084	24,733,397	25,598,524
TOTAL LIABILITIES	1,482,298,869	1,429,334,420	1,466,459,422	1,411,407,036

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2008	As at December 31, 2007	As at September 30, 2008	As at December 31, 2007
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 4.5)				
Registered share capital				
3,998,345,000 ordinary shares of Baht 10 each	39,983,450	39,983,450	39,983,450	39,983,450
1,655,000 preferred shares of Baht 10 each	16,550	16,550	16,550	16,550
Issued and paid-up share capital				
1,908,842,894 ordinary shares of Baht 10 each	19,088,429	19,088,429	19,088,429	19,088,429
PREMIUM ON ORDINARY SHARE CAPITAL	56,346,232	56,346,232	56,346,232	56,346,232
UNREALIZED INCREMENT PER LAND APPRAISAL	10,192,264	10,192,264	10,192,264	10,192,264
UNREALIZED INCREMENT PER PREMISES APPRAISAL	5,720,862	6,398,381	5,720,862	6,398,381
FOREIGN EXCHANGE ADJUSTMENT	(1,817,527)	(1,938,657)	(1,273,554)	(1,492,458)
UNREALIZED GAINS ON INVESTMENT	8,955,884	13,403,433	8,955,803	13,402,528
UNREALIZED LOSSES ON INVESTMENT	(3,649,578)	(1,620,859)	(3,619,127)	(1,619,628)
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,400	45,400	-	-
RETAINED EARNINGS (Note 4.7)				
Appropriated				
Legal reserve	13,000,000	12,000,000	13,000,000	12,000,000
Other reserves	46,500,000	36,500,000	46,500,000	36,500,000
Unappropriated	14,490,927	15,564,819	12,384,291	13,575,880
TOTAL	168,872,893	165,979,442	167,295,200	164,391,628
MINORITY INTEREST	619,131	657,497	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	169,492,024	166,636,939	167,295,200	164,391,628
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,651,790,893	1,595,971,359	1,633,754,622	1,575,798,664

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2008	As at December 31, 2007	As at September 30, 2008	As at December 31, 2007
OFF-BALANCE SHEET ITEMS- CONTINGENCIES (Note 4.8)				
AVALS TO BILLS AND GUARANTEES OF LOANS	6,297,647	5,920,176	6,089,249	5,920,176
LIABILITY UNDER UNMATURED IMPORT BILLS	13,972,671	11,501,561	13,769,078	11,321,403
LETTERS OF CREDIT	35,324,103	35,765,537	34,798,391	35,379,011
OTHER CONTINGENCIES	1,056,018,681	983,464,483	1,053,507,866	979,727,794

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30, 2008 AND 2007

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
INTEREST AND DIVIDEND INCOME				
Interest on loans	16,721,325	14,546,479	16,572,087	14,458,435
Interest on interbank and money market items	1,157,828	2,072,321	1,122,066	2,001,568
Investments	2,544,198	3,323,767	2,530,566	3,293,348
Total interest and dividend income	20,423,351	19,942,567	20,224,719	19,753,351
INTEREST EXPENSES				
Interest on deposits	5,954,068	6,983,717	5,869,986	6,905,997
Interest on interbank and money market items	60,196	648,106	31,650	613,304
Interest on short-term borrowings	541,459	15,436	534,715	18,210
Interest on long-term borrowings	356,156	349,115	356,156	349,115
Total interest expenses	6,911,879	7,996,374	6,792,507	7,886,626
NET INTEREST AND DIVIDEND INCOME	13,511,472	11,946,193	13,432,212	11,866,725
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL)	(4,378,733)	1,504,345	(4,350,237)	1,396,627
LOSS ON DEBT RESTRUCTURING (REVERSAL)	5,417,028	(186,817)	5,417,028	(186,817)
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	12,473,177	10,628,665	12,365,421	10,656,915
NON-INTEREST INCOME				
Loss on investments, net	(2,518,447)	(92,567)	(2,518,158)	(97,698)
Equity in undistributed net income of associated companies	21,692	46,250	-	-
Fees and service income				
Acceptances, aval and guarantees	23,857	24,456	23,857	24,456
Others	4,551,892	4,390,192	4,314,230	4,065,360
Gain on exchange, net	1,052,733	1,092,480	1,037,785	1,076,616
Gain on disposal of assets	249,291	342,514	247,351	248,490
Other income	149,904	96,501	137,465	103,895
Total non-interest income	3,530,922	5,899,826	3,242,530	5,421,119
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	16,004,099	16,528,491	15,607,951	16,078,034

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30, 2008 AND 2007

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
NON-INTEREST EXPENSES				
Personnel expenses	3,465,895	3,028,381	3,333,225	2,864,273
Premises and equipment expenses	1,744,782	1,643,891	1,703,574	1,600,658
Taxes and duties	772,564	735,102	733,747	729,113
Fees and service expenses	977,045	876,869	945,290	860,790
Directors' remuneration	18,587	18,303	16,950	17,100
Contributions to the Financial Institutions Development Fund and the Deposit Protection Fund	1,193,137	1,203,557	1,193,137	1,203,557
Other expenses	1,516,467	1,384,693	1,487,181	1,345,169
Total non-interest expenses	9,688,477	8,890,796	9,413,104	8,620,660
INCOME BEFORE INCOME TAX	6,315,622	7,637,695	6,194,847	7,457,374
INCOME TAX EXPENSES	1,979,351	2,449,671	1,982,948	2,417,011
NET INCOME	4,336,271	5,188,024	4,211,899	5,040,363
ATTRIBUTABLE TO				
Equity holders of the Bank	4,315,648	5,153,055	4,211,899	5,040,363
Minority interest	20,623	34,969	-	-
	4,336,271	5,188,024	4,211,899	5,040,363
BASIC EARNINGS PER SHARE BAHT	2.26	2.70	2.21	2.64
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES THOUSAND SHARES	1,908,843	1,908,843	1,908,843	1,908,843

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
INTEREST AND DIVIDEND INCOME				
Interest on loans	46,955,771	43,847,596	46,542,171	43,647,213
Interest on interbank and money market items	4,085,972	6,481,824	3,918,897	6,355,637
Investments	8,723,822	10,009,334	8,777,434	9,995,561
Total interest and dividend income	59,765,565	60,338,754	59,238,502	59,998,461
INTEREST EXPENSES				
Interest on deposits	17,486,136	22,808,422	17,243,134	22,611,441
Interest on interbank and money market items	780,544	1,149,046	641,516	1,106,760
Interest on short-term borrowings	1,029,861	491,513	1,024,968	500,837
Interest on long-term borrowings	1,043,142	1,080,063	1,043,142	1,080,063
Total interest expenses	20,339,683	25,529,044	19,952,760	25,299,101
NET INTEREST AND DIVIDEND INCOME	39,425,882	34,809,710	39,285,742	34,699,360
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL)	(567,823)	4,673,580	(682,523)	4,527,412
LOSS ON DEBT RESTRUCTURING (REVERSAL)	4,757,200	(575,816)	4,757,200	(575,816)
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	35,236,505	30,711,946	35,211,065	30,747,764
NON-INTEREST INCOME				
Gain (loss) on investments, net	(2,788,234)	1,599,103	(2,785,341)	1,574,408
Equity in undistributed net income of associated companies	81,165	88,967	-	-
Fees and service income				
Acceptances, aval and guarantees	70,344	61,231	70,344	61,231
Others	13,885,175	12,203,489	13,013,668	11,470,023
Gain on exchange, net	3,295,818	2,851,350	3,254,289	2,811,623
Gain on disposal of assets	924,197	882,679	915,525	777,523
Other income	365,358	287,067	340,226	274,664
Total non-interest income	15,833,823	17,973,886	14,808,711	16,969,472
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	51,070,328	48,685,832	50,019,776	47,717,236

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
NON-INTEREST EXPENSES				
Personnel expenses	10,362,577	8,877,531	9,925,299	8,484,268
Premises and equipment expenses	5,263,922	4,707,567	5,133,264	4,591,865
Taxes and duties	2,259,012	2,406,720	2,181,084	2,357,207
Fees and service expenses	2,950,430	2,773,737	2,892,773	2,735,777
Directors' remuneration	65,365	63,435	60,700	59,400
Contributions to the Financial Institutions Development Fund and the Deposit Protection Fund	3,582,195	3,512,680	3,582,195	3,512,680
Other expenses	4,196,434	3,851,984	4,105,894	3,726,001
Total non-interest expenses	28,679,935	26,193,654	27,881,209	25,467,198
INCOME BEFORE INCOME TAX	22,390,393	22,492,178	22,138,567	22,250,038
INCOME TAX EXPENSES	7,347,615	7,284,089	7,281,146	7,223,494
NET INCOME	15,042,778	15,208,089	14,857,421	15,026,544
ATTRIBUTABLE TO				
Equity holders of the Bank	14,975,118	15,127,984	14,857,421	15,026,544
Minority interest	67,660	80,105	-	-
	15,042,778	15,208,089	14,857,421	15,026,544
BASIC EARNINGS PER SHARE BAHT	7.85	7.93	7.78	7.87
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES THOUSAND SHARES	1,908,843	1,908,843	1,908,843	1,908,843

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS													
	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Other Reserves	Retained Earnings Unappropriated	Total equity attributable to the Bank's shareholders	Minority Interest	Total
Beginning balance as at January 1, 2007	19,088,429	56,346,232	10,192,264	7,300,915	(985,609)	8,897,588	(1,811,094)	45,400	11,000,000	26,500,000	11,693,727	148,267,852	646,924	148,914,776
Unrealized increment per premises appraisal	-	-	-	(675,046)	-	-	-	-	-	-	-	(675,046)	-	(675,046)
Unrealized gains (losses) on investment	-	-	-	-	-	4,345,898	784,559	-	-	-	-	5,130,457	337	5,130,794
Foreign exchange adjustment	-	-	-	-	(820,004)	-	-	-	-	-	-	(820,004)	-	(820,004)
Total gains (losses) recognised directly in equity	-	-	-	(675,046)	(820,004)	4,345,898	784,559	-	-	-	-	3,635,407	337	3,635,744
Net income	-	-	-	-	-	-	-	-	-	-	15,127,984	15,127,984	80,105	15,208,089
Total recognised gains (losses)	-	-	-	(675,046)	(820,004)	4,345,898	784,559	-	-	-	15,127,984	18,763,391	80,442	18,843,833
Appropriation for the previous year														
Dividend paid (Note 4.7)	-	-	-	-	-	-	-	-	-	-	(3,340,475)	(3,340,475)	-	(3,340,475)
Legal reserve (Note 4.7)	-	-	-	-	-	-	-	-	500,000	-	(500,000)	-	-	-
Other reserves (Note 4.7)	-	-	-	-	-	-	-	-	-	5,000,000	(5,000,000)	-	-	-
Appropriation for the current year														
Dividend paid (Note 4.7)	-	-	-	-	-	-	-	-	-	-	(1,908,843)	(1,908,843)	(75,523)	(1,984,366)
Legal reserve (Note 4.7)	-	-	-	-	-	-	-	-	500,000	-	(500,000)	-	-	-
Other reserves (Note 4.7)	-	-	-	-	-	-	-	-	-	5,000,000	(5,000,000)	-	-	-
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	675,046	675,046	-	675,046
Change in minority interest	-	-	-	-	-	-	-	-	-	-	-	-	(34,188)	(34,188)
Ending balance as at September 30, 2007	19,088,429	56,346,232	10,192,264	6,625,869	(1,805,613)	13,243,486	(1,026,535)	45,400	12,000,000	36,500,000	11,247,439	162,456,971	617,655	163,074,626
Beginning balance as at January 1, 2008	19,088,429	56,346,232	10,192,264	6,398,381	(1,938,657)	13,403,433	(1,620,859)	45,400	12,000,000	36,500,000	15,564,819	165,979,442	657,497	166,636,939
Unrealized increment per premises appraisal	-	-	-	(677,519)	-	-	-	-	-	-	-	(677,519)	-	(677,519)
Unrealized gains (losses) on investment	-	-	-	-	-	(4,447,549)	(2,028,719)	-	-	-	-	(6,476,268)	(185)	(6,476,453)
Foreign exchange adjustment	-	-	-	-	121,130	-	-	-	-	-	-	121,130	-	121,130
Total gains (losses) recognised directly in equity	-	-	-	(677,519)	121,130	(4,447,549)	(2,028,719)	-	-	-	-	(7,032,657)	(185)	(7,032,842)
Net income	-	-	-	-	-	-	-	-	-	-	14,975,118	14,975,118	67,660	15,042,778
Total recognised gains (losses)	-	-	-	(677,519)	121,130	(4,447,549)	(2,028,719)	-	-	-	14,975,118	7,942,461	67,475	8,009,936
Appropriation for the previous year														
Dividend paid (Note 4.7)	-	-	-	-	-	-	-	-	-	-	(3,817,686)	(3,817,686)	-	(3,817,686)
Legal reserve (Note 4.7)	-	-	-	-	-	-	-	-	500,000	-	(500,000)	-	-	-
Other reserves (Note 4.7)	-	-	-	-	-	-	-	-	-	5,000,000	(5,000,000)	-	-	-
Appropriation for the current year														
Dividend paid (Note 4.7)	-	-	-	-	-	-	-	-	-	-	(1,908,843)	(1,908,843)	(105,841)	(2,014,684)
Legal reserve (Note 4.7)	-	-	-	-	-	-	-	-	500,000	-	(500,000)	-	-	-
Other reserves (Note 4.7)	-	-	-	-	-	-	-	-	-	5,000,000	(5,000,000)	-	-	-
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	677,519	677,519	-	677,519
Ending balance as at September 30, 2008	19,088,429	56,346,232	10,192,264	5,720,862	(1,817,527)	8,955,884	(3,649,578)	45,400	13,000,000	46,500,000	14,490,927	168,872,893	619,131	169,492,024

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

Baht : '000

	SEPARATE FINANCIAL STATEMENTS										
	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Other Reserves	Unappropriated	Total
Beginning balance as at January 1, 2007	19,088,429	56,346,232	10,192,264	7,300,915	(599,160)	8,896,238	(1,810,526)	-	11,000,000	26,500,000	9,821,297	146,735,689
Unrealized increment per premises appraisal	-	-	-	(675,046)	-	-	-	-	-	-	-	(675,046)
Unrealized gains (losses) on investment	-	-	-	-	-	4,346,061	785,220	-	-	-	-	5,131,281
Foreign exchange adjustment	-	-	-	-	(728,737)	-	-	-	-	-	-	(728,737)
Total gains (losses) recognised directly in equity	-	-	-	(675,046)	(728,737)	4,346,061	785,220	-	-	-	-	3,727,498
Net income	-	-	-	-	-	-	-	-	-	-	15,026,544	15,026,544
Total recognised gains (losses)	-	-	-	(675,046)	(728,737)	4,346,061	785,220	-	-	-	15,026,544	18,754,042
Appropriation for the previous year												
Dividend paid (Note 4.7)	-	-	-	-	-	-	-	-	-	-	(3,340,475)	(3,340,475)
Legal reserve (Note 4.7)	-	-	-	-	-	-	-	-	500,000	-	(500,000)	-
Other reserves (Note 4.7)	-	-	-	-	-	-	-	-	-	5,000,000	(5,000,000)	-
Appropriation for the current year												
Dividend paid (Note 4.7)	-	-	-	-	-	-	-	-	-	-	(1,908,843)	(1,908,843)
Legal reserve (Note 4.7)	-	-	-	-	-	-	-	-	500,000	-	(500,000)	-
Other reserves (Note 4.7)	-	-	-	-	-	-	-	-	-	5,000,000	(5,000,000)	-
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	675,045	675,045
Ending balance as at September 30, 2007	19,088,429	56,346,232	10,192,264	6,625,869	(1,327,897)	13,242,299	(1,025,306)	-	12,000,000	36,500,000	9,273,568	160,915,458
Beginning balance as at January 1, 2008	19,088,429	56,346,232	10,192,264	6,398,381	(1,492,458)	13,402,528	(1,619,628)	-	12,000,000	36,500,000	13,575,880	164,391,628
Unrealized increment per premises appraisal	-	-	-	(677,519)	-	-	-	-	-	-	-	(677,519)
Unrealized gains (losses) on investment	-	-	-	-	-	(4,446,725)	(1,999,499)	-	-	-	-	(6,446,224)
Foreign exchange adjustment	-	-	-	-	218,904	-	-	-	-	-	-	218,904
Total gains (losses) recognised directly in equity	-	-	-	(677,519)	218,904	(4,446,725)	(1,999,499)	-	-	-	-	(6,904,839)
Net income	-	-	-	-	-	-	-	-	-	-	14,857,421	14,857,421
Total recognised gains (losses)	-	-	-	(677,519)	218,904	(4,446,725)	(1,999,499)	-	-	-	14,857,421	7,952,582
Appropriation for the previous year												
Dividend paid (Note 4.7)	-	-	-	-	-	-	-	-	-	-	(3,817,686)	(3,817,686)
Legal reserve (Note 4.7)	-	-	-	-	-	-	-	-	500,000	-	(500,000)	-
Other reserves (Note 4.7)	-	-	-	-	-	-	-	-	-	5,000,000	(5,000,000)	-
Appropriation for the current year												
Dividend paid (Note 4.7)	-	-	-	-	-	-	-	-	-	-	(1,908,843)	(1,908,843)
Legal reserve (Note 4.7)	-	-	-	-	-	-	-	-	500,000	-	(500,000)	-
Other reserves (Note 4.7)	-	-	-	-	-	-	-	-	-	5,000,000	(5,000,000)	-
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	677,519	677,519
Ending balance as at September 30, 2008	19,088,429	56,346,232	10,192,264	5,720,862	(1,273,554)	8,955,803	(3,619,127)	-	13,000,000	46,500,000	12,384,291	167,295,200

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	14,975,118	15,127,984	14,857,421	15,026,544
Items to reconcile net income to cash received (paid) from operating activities				
Depreciation and amortization expenses	2,520,140	2,620,353	2,479,170	2,584,370
Bad debt and doubtful accounts (reversal)	(567,823)	4,673,580	(682,523)	4,527,412
Loss on debt restructuring (reversal)	4,757,200	(575,816)	4,757,200	(575,816)
Loss (gain) on foreign exchange	(805,953)	1,296,316	(802,112)	1,293,398
Amortization of discount on investment in debt securities	(1,373,260)	(2,437,743)	(1,368,620)	(2,451,418)
Unrealized loss (gain) on revaluation of trading securities	26,758	(16,169)	25,890	(4,042)
Unrealized loss (gain) on transfer of investment	64,066	(57,396)	64,066	(50,701)
Gain on disposal of securities for investment	(1,338,609)	(1,911,904)	(1,338,490)	(1,911,639)
Loss on impairment of investments	4,145,227	486,573	4,145,227	488,403
Equity in undistributed net income of associated companies	(81,165)	(88,967)	-	-
Dividend income from associated companies	11,001	6,652	-	-
Loss on impairment of properties for sale	486,102	449,434	484,680	421,914
Gain on disposal of premises, equipment and leaschold	(12,326)	(9,552)	(11,147)	(8,685)
Loss on impairment of premises and equipment	1,133	-	1,133	-
Loss on impairment of other assets	546,834	136,538	546,834	136,538
Loss on redemption prior to the maturity of subordinated bonds	567	-	567	-
Provisions for contingencies expenses	435,440	941,465	435,440	941,465
Decrease (increase) in accrued interest receivable and dividend income	1,114,071	(1,108,823)	1,117,912	(1,086,856)
Decrease (increase) in other accrued receivable	(36,841)	(5,364)	(544)	553
Decrease in accrued interest payable	(3,441,400)	(3,170,321)	(3,465,169)	(3,209,516)
Increase (decrease) in other accrued expenses	(1,545,596)	1,083,857	(1,487,133)	1,178,538
Minority interest in net income of subsidiaries	67,660	80,105	-	-
Income from operations before changes in operating assets and liabilities	19,948,344	17,520,802	19,759,802	17,300,462

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Decrease (increase) in operating assets				
Interbank and money market items	19,487,507	(25,681,440)	13,603,369	(20,848,609)
Securities purchased under resale agreements	10,200,000	29,000,000	10,200,000	29,000,000
Current investments - trading securities	(19,268,155)	(46,715,712)	(19,143,783)	(46,740,130)
Loans	(152,143,024)	(45,699,286)	(148,881,971)	(42,867,626)
Properties for sale	4,615,964	3,579,013	4,162,005	2,996,738
Other assets	(4,390,723)	3,602,282	(4,130,439)	3,630,471
Increase (decrease) in operating liabilities				
Deposits	13,296,171	54,517,245	12,980,087	51,276,830
Interbank and money market items	3,158,991	7,044,349	5,114,804	6,150,952
Liabilities payable on demand	408,212	(1,768,672)	512,602	(1,771,636)
Short-term borrowings	32,842,744	(7,280,637)	32,702,610	(7,762,740)
Other liabilities	7,465,833	248,426	7,979,894	(2,059,704)
Net cash used in operating activities	(64,378,136)	(11,633,630)	(65,141,020)	(11,695,042)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available-for-sale securities	(80,498,990)	(120,510,152)	(79,640,918)	(120,150,114)
Proceeds from disposal of available-for-sale securities	106,022,021	149,172,926	105,910,824	148,668,162
Purchase of held-to-maturity debt securities	(12,103,441)	(39,602,893)	(6,428,531)	(34,293,350)
Proceeds from redemption of held-to-maturity debt securities	49,417,491	32,588,929	43,489,330	27,300,680
Purchase of general investments	(2,172,871)	(2,107,472)	(2,172,871)	(2,107,472)
Proceeds from disposal of general investments	1,010,668	1,754,444	1,010,668	1,754,443
Purchase of investments in subsidiaries and associated companies	-	(141,958)	-	(141,958)
Proceeds from disposal of investments in associated companies	80,000	-	80,000	-
Purchase of premises, equipment and leasehold	(2,404,811)	(1,591,405)	(2,334,038)	(1,549,834)
Proceeds from disposal of premises, equipment and leasehold	37,252	13,704	36,039	10,410
Net cash provided by investing activities	59,387,319	19,576,123	59,950,503	19,490,967

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash paid for subordinated bonds extinguishment	-	(9,346,842)	-	(9,346,842)
Cash paid for redemption prior to the maturity of subordinated bonds	(6,434)	-	(6,434)	-
Increase in borrowings	63,727	105,236	63,727	105,236
Dividend paid	(5,726,529)	(5,249,318)	(5,726,529)	(5,249,318)
Dividend paid for minority interest	(105,841)	(75,523)	-	-
Net cash used in financing activities	(5,775,077)	(14,566,447)	(5,669,236)	(14,490,924)
Effect on cash due to changes in the exchange rates	6,622	(23,796)	10,936	(21,960)
Net decrease in cash	(10,759,272)	(6,647,750)	(10,848,817)	(6,716,959)
Cash as at January 1,	35,715,065	33,114,862	35,655,288	33,071,895
Cash as at September 30,	24,955,793	26,467,112	24,806,471	26,354,936

Notes to the financial statements form an integral part of these interim financial statements

1. REGULATORY REQUIREMENTS

The Bank is subject to various capital and regulatory requirements administered by the Bank of Thailand (BOT). Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance sheet items calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at September 30, 2008 and December 31, 2007, the Bank complied with all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan defining the framework for the financial services industry and the types of financial institutions. In accordance with the said announcement, the Bank submitted a plan in July 2004 to the Bank of Thailand, for approval by the Ministry of Finance, to sell the shares in Bualuang Finance Company Limited to Asia Credit Public Company Limited which had applied for a full banking license.

Following approval from the Ministry of Finance for Asia Credit Public Company Limited to establish a commercial bank in December 2004, the Bank sold all the shares held in Bualuang Finance Company Limited to Asia Credit Public Company Limited in April 2005. In this regard, the Bank must reduce the shareholding in Asia Credit Public Company Limited according the timeframe set by the Ministry of Finance.

In September 2005, the Bank reduced the shareholding in Asia Credit Public Company Limited such that Company is no longer an associated company and the remaining investment was transferred to investments in available-for-sale securities and general investments portfolio.

In December 2005, Asia Credit Public Company Limited was granted a commercial banking license from the Ministry of Finance and was renamed ACL Bank Public Company Limited.

In November 2006, the Bank exercised the right to convert the preferred shares in ACL Bank Public Company Limited into common shares. The Bank classified the entire investment in the common shares of the company as available-for-sale securities.

In December 2006, the Bank requested for approval to extend the timeframe for the reduction of the shareholding in ACL Bank Public Company Limited, which was due for execution in that month. The timeframe was extended to June 30, 2007. In June 2007, the Bank requested for another approval for further extension of that portion due for execution in that month. The Ministry of Finance did not approve the request and required the Bank to reduce the remaining shareholding by December 2007 in accordance with previous conditions.

In December 2007, the Bank requested for approval to extend the timeframe for the reduction of all the remaining shareholding aforementioned. In March 2008, the Ministry of Finance had considered but not approved such request, and required the Bank to dispose of the said shares expeditiously.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND THE SEPARATE FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world.

2.1 The Federation of Accounting Professions has revised and announced Thai Accounting Standard (TAS) No. 27 (revised 2006) "Disclosures in the Financial Statements of Banks and Similar Financial Institutions" and Thai Accounting Standard No. 25 (revised 2007) "Cash Flow Statements" to be applied for the financial statements of periods beginning on or after January 1, 2007 and 2008, respectively. In this regard, the consolidated and the separate financial statements for the quarters and the nine-month periods ended September 30, 2008 and 2007 and the consolidated and the separate balance sheets as at December 31, 2007 are still presented in accordance with the regulations of the Stock Exchange of Thailand (SET) regarding the basis, conditions and procedures for the preparation and submission of financial statements position and results of operations of listed companies B.E. 2544 dated January 22, 2001, and with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001, and its related letter of July 9, 2001.

On August 3, 2008, the BOT issued the Notification No. SorNorSor. 70/2551 regarding the Preparation and Announcement of Financial Statements of Commercial Banks and Holding Companies of Financial Industry to be effective for the preparation of financial statements for the accounting period for the year 2008 onwards. The Bank has considered the above Notifications and has determined that there will be no material impact on the financial statements for the year 2008.

Certain financial information which is normally included in financial statements prepared in accordance with Generally Accepted Accounting Principles (GAAP), but which is not required for interim reporting purposes, has been omitted. The aforementioned interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2007.

The results of operations for the quarters and the nine-month periods ended September 30, 2008 and 2007 are not necessarily indicative of the operating results anticipated for the full years.

The preparation of the financial statements in conformity with GAAP also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. The actual results may differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 Accounting standards to be applied for the financial statements of periods beginning on or after January 1, 2008, that are relevant to the Bank are as follows :

TAS 25	(Revised 2007)	Cash Flow Statements
TAS 29	(Revised 2007)	Leases
TAS 35	(Revised 2007)	Presentation of Financial Statements
TAS 39	(Revised 2007)	Accounting Policies, Changes in Accounting Estimates and Errors
TAS 41	(Revised 2007)	Interim Financial Reporting
TAS 43	(Revised 2007)	Business Combinations
TAS 51		Intangible Assets

The Bank has adopted the above accounting standards which have no material impact on the Bank's financial statements.

2.3 The interim consolidated financial statements for the quarters and the nine-month periods ended September 30, 2008 and 2007, included the accounts of all branches of the Bank and its five subsidiaries based on the reviewed financial statements of these companies except for the financial statements of BBL Asset Management Company Limited which were unreviewed, and the consolidated balance sheet as at December 31, 2007, included the accounts of all branches of the Bank and its five subsidiaries based on the audited financial statements of these companies and eliminated significant business transactions and outstanding balances between the Bank and its subsidiaries. The five subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Sinnsuptawee Asset Management Company Limited, BBL Asset Management Company Limited and Bualuang Securities Public Company Limited.

In addition, the interim consolidated financial statements for the quarters and the nine-month periods ended September 30, 2008 and 2007 and the consolidated balance sheet as at December 31, 2007, also included BBL Nominees (Tempatan) Sdn. Bhd, the 100.00% owned subsidiary of Bangkok Bank Berhad.

The interim consolidated financial statements for the quarters and the nine-month periods ended September 30, 2008 and 2007 and the consolidated balance sheet as at December 31, 2007 did not include the financial statements of Thai Precision Manufacturing Company Limited in which the Bank holds 59.77% stake through debt restructuring as such company's operation was discontinued and is in the process of dissolving. Thai Precision Manufacturing Company Limited reported total assets amounting to Baht 122.1 million in their audited financial statements for the year ended December 31, 2005.

All subsidiaries of the Bank are registered in the Kingdom of Thailand except for BBL (Cayman) Limited which is registered in the Cayman Islands British West Indies and Bangkok Bank Berhad which is registered in Malaysia.

The interim consolidated financial statements for the quarters and the nine-month periods ended September 30, 2008 and 2007 included interest in associated companies' equity which was determined from the unreviewed financial statements of these companies and the consolidated balance sheet as at December 31, 2007 included interest in associated companies' equity which was determined from the unaudited financial statements of these companies except for the Bank's interest in PCC Capital Company Limited and Thai Digital ID Company Limited which was determined from the audited financial statements for the years ended December 31, 2007 and 2006, respectively.

2.4 The interim separate financial statements for the quarters and the nine-month periods ended September 30, 2008 and 2007 and the separate balance sheet as at December 31, 2007 included the accounts of all branches of the Bank. Investment in subsidiaries and associated companies was accounted for using the cost method, net of valuation allowance for impairment.

2.5 The Bank has reclassified the derivative revaluation item in the financial statements which are presented for comparison, which were previously presented as net derivative revaluation as assets, by presenting the gain on derivative revaluation as assets and the loss on derivative revaluation as liabilities, to conform to the classification used in the financial statements for the quarter and the nine-month period ended September 30, 2008 as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	Previous classification	Current classification	Previous classification	Current classification
BALANCE SHEETS				
AS AT DECEMBER 31, 2007				
Assets				
Derivative revaluation	229.2	3,264.6	229.2	3,250.1
Liabilities				
Derivative revaluation	-	3,035.4	-	3,020.9
STATEMENTS OF CASH FLOWS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007				
Item to reconcile net income to cash received (paid) from operating activities				
Increase in accrued interest receivable and dividend income	(908.0)	(1,108.8)	(886.1)	(1,086.9)
Increase in other accrued receivable	(5.3)	(5.3)	0.6	0.6
Increase in other accrued expenses	1,226.1	1,083.9	1,320.8	1,178.5
Decrease (increase) in operating assets				
Other assets	4,420.2	3,602.3	4,446.7	3,630.5
Increase (decrease) in operating liabilities				
Other liabilities	(912.5)	248.4	(3,219.0)	(2,059.7)

3. SIGNIFICANT ACCOUNTING POLICIES

The Bank applies accounting and calculation methods to the interim financial statements consistent with the most recent annual financial statements.

4. ADDITIONAL INFORMATION

4.1 Supplementary disclosures of cash flow information

4.1.1 Cash paid for interest and income tax for the nine-month periods ended September 30, 2008 and 2007 are as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	FOR THE NINE-MONTH PERIODS ENDED		FOR THE NINE-MONTH PERIODS ENDED	
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Interest	23,781.1	28,699.4	23,417.9	28,508.6
Income tax	9,947.1	7,272.8	9,765.8	7,115.0

4.1.2 Significant non-cash items for the nine-month periods ended September 30, 2008 and 2007 are as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	FOR THE NINE-MONTH PERIODS ENDED		FOR THE NINE-MONTH PERIODS ENDED	
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Unrealized gains on investment in shareholders' equity increase (decrease)	(4,447.5)	4,345.9	(4,446.7)	4,346.1
Unrealized losses on investment in shareholders' equity (increase) decrease	(2,028.7)	784.6	(1,999.5)	785.2
Investment increased from loan payment/loan sold				
Equity securities	256.4	-	256.4	-
Properties for sale increased from loan payment/ inactive assets	2,616.4	1,722.3	2,616.4	1,722.3
Unrealized increment per premises appraisal transferred to retained earnings	677.5	675.0	677.5	675.0

4.2 Investments

4.2.1 As at September 30, 2008 and December 31, 2007, the Bank and subsidiaries classified investments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
Trading securities	9,550.5	11,478.3	9,222.0	11,273.3
Available-for-sale securities	185,455.9	197,176.7	184,281.7	196,686.3
Held-to-maturity debt securities	54,207.9	91,107.5	53,876.1	90,525.1
General investments	13,451.8	11,917.4	13,434.6	11,900.0
Investments in subsidiaries and				
associated companies (Note 4.2.2)	391.1	320.9	5,955.9	5,955.9
Total investments, net	263,057.2	312,000.8	266,770.3	316,340.6

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2008			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	9,551.0	2.7	(3.2)	9,550.5
Add (less) Revaluation allowance	(0.5)			-
Total	9,550.5			9,550.5
Available-for-sale securities	84,829.3	78.6	(950.9)	83,957.0
Add (less) Revaluation allowance	(183.7)			-
Less Allowance for impairment	(688.6)			-
Total	83,957.0			83,957.0
Held-to-maturity debt securities	27,957.7	26.9	(21.3)	27,963.3
Less Allowance for impairment	-			-
Total	27,957.7			27,963.3
Total current investments, net	121,465.2			121,470.8
Long-term investments				
Available-for-sale securities	102,129.9	8,877.4	(9,508.4)	101,498.9
Add (less) Revaluation allowance	5,510.8			-
Less Allowance for impairment	(6,141.8)			-
Total	101,498.9			101,498.9
Held-to-maturity debt securities	26,250.2	162.3	(83.7)	26,328.8
Less Allowance for impairment	-			-
Total	26,250.2			26,328.8
General investments				
Regular equity securities	12,414.5			20,581.8
Equity securities received through debt restructuring	4,623.4			5,246.7
Total	17,037.9			25,828.5
Add (less) Allowance for transferred of investments	(20.7)			-
Less Allowance for impairment	(3,565.4)			-
Total	13,451.8			25,828.5
Total long-term investments, net	141,200.9			153,656.2

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	11,451.9	27.3	(0.9)	11,478.3
Add (less) Revaluation allowance	26.4			-
Total	11,478.3			11,478.3
Available-for-sale securities	82,390.2	271.6	(34.3)	82,627.5
Add (less) Revaluation allowance	237.3			-
Less Allowance for impairment	-			-
Total	82,627.5			82,627.5
Held-to-maturity debt securities	48,675.2	188.3	(11.7)	48,851.8
Less Allowance for impairment	-			-
Total	48,675.2			48,851.8
Total current investments, net	142,781.0			142,957.6
Long-term investments				
Available-for-sale securities	106,305.0	13,132.1	(4,887.9)	114,549.2
Add (less) Revaluation allowance	11,550.9			-
Less Allowance for impairment	(3,306.7)			-
Total	114,549.2			114,549.2
Held-to-maturity debt securities	42,432.3	251.5	(180.4)	42,503.4
Less Allowance for impairment	-			-
Total	42,432.3			42,503.4
General investments				
Regular equity securities	10,505.2			19,215.5
Equity securities received through debt restructuring	4,365.7			5,794.0
Total	14,870.9			25,009.5
Add (less) Allowance for transferred of investments	(5.3)			-
Less Allowance for impairment	(2,948.2)			-
Total	11,917.4			25,009.5
Total long-term investments, net	168,898.9			182,062.1

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	SEPARATE FINANCIAL STATEMENTS SEPTEMBER 30, 2008			**Million Baht**
Current investments				
Trading securities	9,222.5	2.7	(3.2)	9,222.0
Add (less) Revaluation allowance	(0.5)			-
Total	9,222.0			9,222.0
Available-for-sale securities	84,666.1	78.0	(950.4)	83,793.7
Add (less) Revaluation allowance	(183.8)			-
Less Allowance for impairment	(688.6)			-
Total	83,793.7			83,793.7
Held-to-maturity debt securities	27,626.0	26.9	(21.3)	27,631.6
Less Allowance for impairment	-			-
Total	27,626.0			27,631.6
Total current investments, net	120,641.7			120,647.3
Long-term investments				
Available-for-sale securities	101,088.5	8,877.4	(9,477.9)	100,488.0
Add (less) Revaluation allowance	5,541.3			-
Less Allowance for impairment	(6,141.8)			-
Total	100,488.0			100,488.0
Held-to-maturity debt securities	26,250.1	162.3	(83.7)	26,328.7
Less Allowance for impairment	-			-
Total	26,250.1			26,328.7
General investments				
Regular equity securities	12,397.3			20,513.9
Equity securities received through debt restructuring	4,623.4			5,246.7
Total	17,020.7			25,760.6
Add (less) Allowance for transferred of investments	(20.7)			-
Less Allowance for impairment	(3,565.4)			-
Total	13,434.6			25,760.6
Total long-term investments, net	140,172.7			152,577.3

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2007			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	11,247.8	26.4	(0.9)	11,273.3
Add (less) Revaluation allowance	25.5			-
Total	11,273.3			11,273.3
Available-for-sale securities	82,212.5	271.0	(34.2)	82,449.3
Add (less) Revaluation allowance	236.8			-
Less Allowance for impairment	-			-
Total	82,449.3			82,449.3
Held-to-maturity debt securities	48,092.9	187.9	(11.7)	48,269.1
Less Allowance for impairment	-			-
Total	48,092.9			48,269.1
Total current investments, net	141,815.5			141,991.7
Long-term investments				
Available-for-sale securities	105,992.2	13,131.5	(4,886.7)	114,237.0
Add (less) Revaluation allowance	11,551.5			-
Less Allowance for impairment	(3,306.7)			-
Total	114,237.0			114,237.0
Held-to-maturity debt securities	42,432.2	243.1	(180.4)	42,494.9
Less Allowance for impairment	-			-
Total	42,432.2			42,494.9
General investments				
Regular equity securities	10,487.8			19,141.8
Equity securities received through debt restructuring	4,365.7			5,794.0
Total	14,853.5			24,935.8
Add (less) Allowance for transferred of investments	(5.3)			-
Less Allowance for impairment	(2,948.2)			-
Total	11,900.0			24,935.8
Total long-term investments, net	168,569.2			181,667.7

Investments classified in accordance with the notification of the BOT as at September 30, 2008 and December 31, 2007 are presented in Note 4.3.6.

Investments in certain companies where there is a shareholding of 20% or more from debt restructuring are accounted for by the cost method, net of valuation allowance for impairment are classified as general investments. As at September 30, 2008, such item consisted of the investment in Tuntext (Thailand) PCL. because the Bank has no significant influence over the company as it is under rehabilitation plans, and investment in Thai Precision Manufacturing Co., Ltd. because the company has discontinued operations and is in the process of dissolution and as at December 31, 2007, such item consisted of the investment in Thai Precision Manufacturing Co., Ltd. because the company has discontinued operations and is in the process of dissolution.

The Bank has investments in associated companies from debt restructuring for which the shareholding in excess of the legal limit has been approved by the BOT. According to the notification of the Federation of Accounting Professions No. 27/2550 regarding the Waiver for Adoption of the TAS No. 44 and No. 45 dated August 15, 2007, the Bank is waived from applying the equity method for such investments and has therefore accounted for them by using the cost method, net of valuation allowance for impairment. As at September 30, 2008, this consisted of the investments in Tri Eagles Co., Ltd., TPT Petrochemical PCL., Sammitr Motors Manufacturing PCL., UMC Metals Co., Ltd. and CBNP (Thailand) Co., Ltd. And as at December 31, 2007, this consisted of the investments in Tri Eagles Co., Ltd., TPT Petrochemical PCL., Sammitr Motors Manufacturing PCL., Quality Inn Co., Ltd., UMC Metals Co., Ltd. and CBNP (Thailand) Co., Ltd. (See Note 4.2.3).

As at September 30, 2008 and December 31, 2007, the Bank had investments in 28 companies and 29 companies, amounting to cost value of Baht 386.5 million and Baht 372.8 million, respectively, which are companies whose prospects as a going concern are uncertain or are unlisted companies but whose financial positions and operations would fall under the SET delisting criteria. The Bank had set aside allowance for impairment of these investments amounting to Baht 385.8 million and Baht 372.1 million, respectively. These companies had a net book value totaling Baht 0.7 million and Baht 0.7 million, respectively.

As at September 30, 2008 and December 31, 2007, the Bank had investments in 8 listed companies and 8 listed companies, respectively, that are under the SET delisting criteria, amounting to Baht 395.5 million and Baht 137.6 million, respectively, with the fair value of Baht 256.4 million and Baht 16.5 million, respectively. The Bank had set aside allowance for impairment of these investments amounting to Baht 139.1 million and Baht 121.1 million, respectively.

For the quarter and the nine-month period ended September 30, 2008, the Bank has set aside allowances for impairment of investments amounting to Baht 2,613.2 million and Baht 4,145.2 million, respectively.

For the quarter and the nine-month period ended September 30, 2007, the Bank has set aside allowances for impairment of investments amounting to Baht 392.6 million and Baht 488.4 million, respectively.

As at September 30, 2008 and December 31, 2007, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the non-negotiable promissory notes from Thai Asset Management Corporation (TAMC), amounting to Baht 14,205.6 million and Baht 15,274.6 million, respectively (See Note 4.3.5).

On December 30, 2004, the Bank entered into a transaction to transfer certain investments classified as available-for-sale securities received from debt restructuring to Sinnsuptawee Asset Management Co., Ltd., a subsidiary of the Bank, at the closing price on December 28, 2004 quoted on The Stock Exchange of Thailand in the amount of Baht 3,323.0 million. The proceeds from the aforementioned transfer were recorded as other liabilities and the related securities recorded as securities transferred to subsidiary under available-for-sale securities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

In 2006, the subsidiary has partially disposed the investment and recognized gain on sale of investment amounting to Baht 1,334.7 million. The Bank recorded such transaction by reducing other liabilities by Baht 1,732.0 million, and recognized gain on sale of investment amounting to Baht 1,340.9 million.

4.2.2 As at September 30, 2008 and December 31, 2007, the Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend* Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	122.5	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	179.4	9.4
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
National ITMX Co., Ltd.	Service	Ordinary share	50.0	27.44%	13.7	21.3	-
PCC Capital Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	62.0	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	5.9	-
Total					16.7	391.1	
Less Allowance for impairment					(1.8)	-	
Investments in associated companies, net					14.9	391.1	

* Dividend received for the nine-month period ended September 30, 2008.

** Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received*
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	97.8	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	153.6	5.1
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
National ITMX Co., Ltd.	Service	Ordinary share	50.0	27.44%	13.7	15.7	-
PCC Capital Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	50.4	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	3.4	-
Total					86.6	320.9	
Less Allowance for impairment					(71.7)	-	
Investments in associated companies, net					14.9	320.9	

* Dividend received for the year ended December 31, 2007.

** Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

Company	Type of Business	SEPARATE FINANCIAL STATEMENTS SEPTEMBER 30, 2008 Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend* Received
Subsidiaries						
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	77.34%	183.1	81.8
Bualuang Securities PCL.	Securities	Ordinary share	360.0	56.34%	571.4	101.4
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	9.4
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	-
National ITMX Co., Ltd.	Service	Ordinary share	50.0	27.44%	13.7	-
PCC Capital Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	-
Total					6,053.4	
Less Allowance for impairment					(97.5)	
Investments in subsidiaries and associated companies, net					5,955.9	

* Dividend received for the nine-month period ended September 30, 2008.

** Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

Company	Type of Business	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2007 Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend* Received
Subsidiaries						
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	77.34%	183.1	37.9
Bualuang Securities PCL.	Securities	Ordinary share	360.0	56.34%	571.4	81.1
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	5.1
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-
National ITMX Co., Ltd.	Service	Ordinary share	50.0	27.44%	13.7	-
PCC Capital Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	-
Total					6,123.3	
Less Allowance for impairment					(167.4)	
Investments in subsidiaries and associated companies, net					5,955.9	

* Dividend received for the year ended December 31, 2007.

** Being associated companies of the Bank through indirect holdings of other associated companies.

The consolidated balance sheets as at September 30, 2008 and December 31, 2007 and the consolidated financial statements for the quarters and the nine-month periods ended September 30, 2008 and 2007 included interests in the equity of associated companies. The summarized financial information of these companies are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	September 30, 2008			December 31, 2007		
Company	Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss	Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	4,453.5	3,981.7	-	4,041.8	3,664.8	-
Processing Center Co., Ltd.	711.9	130.0	-	633.9	135.5	-
WTA (Thailand) Co., Ltd.	0.0	0.0	-	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	-	-	-	332.5	539.5	(97.0)
Thai Polymer Textile Co., Ltd.	-	-	-	957.5	2,671.9	(777.1)
Thai Taffeta Textile Co., Ltd.	-	-	-	440.5	594.5	(64.4)
National ITMX Co., Ltd.	310.5	232.7	-	379.8	322.6	-
PCC Capital Co., Ltd.*	260.7	9.4	-	217.4	4.0	-
Thai Digital ID Co., Ltd.*	12.3	3.1	-	64.7	3.6	-

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED					
	September 30, 2008			September 30, 2007		
Company	Revenue	Profit	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	319.8	38.3	-	272.4	24.5	-
Processing Center Co., Ltd.	117.0	21.6	-	118.9	50.1	-
WTA (Thailand) Co., Ltd.	0.0	0.0	-	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	-	-	-	74.8	(9.8)	(4.6)
Thai Polymer Textile Co., Ltd.	-	-	-	72.3	(57.6)	(26.1)
Thai Taffeta Textile Co., Ltd.	-	-	-	76.2	(7.6)	(3.2)
National ITMX Co., Ltd.	52.2	18.6	-	82.4	24.8	-
PCC Capital Co., Ltd.**	58.6	37.9	-	24.3	8.4	-
Thai Digital ID Co., Ltd.**	21.1	8.1	-	20.5	9.5	-

* The consolidated financial statements as at September 30, 2008 and December 31, 2007 determined from associated companies' financial information as at December 31, 2007 and 2006, respectively.

** The consolidated financial statements for the quarters ended September 30, 2008 and 2007 determined from associated companies' financial information for the years ended December 31, 2007 and 2006, respectively.

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED September 30, 2008 Revenue	Profit	Unrecognized Share of Loss	September 30, 2007 Revenue	Profit (Loss)	Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	883.5	83.2	-	779.2	69.6	-
Processing Center Co., Ltd.	374.6	116.0	-	334.1	115.9	-
WTA (Thailand) Co., Ltd.	0.0	0.0	-	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	-	-	-	221.7	(31.6)	(14.8)
Thai Polymer Textile Co., Ltd.	-	-	-	211.8	(176.9)	(80.2)
Thai Taffeta Textile Co., Ltd.	-	-	-	208.0	(19.3)	(8.1)
National ITMX Co., Ltd.	129.9	20.5	-	82.4	24.8	-
PCC Capital Co., Ltd.*	58.6	37.9	-	24.3	8.4	-
Thai Digital ID Co., Ltd.*	21.1	8.1	-	20.5	9.5	-

4.2.3 As at September 30, 2008 and December 31, 2007, the Bank had investments in associated companies from debt restructuring for which the BOT had approved the shareholding in excess of the legal limit. Such investments are accounted for by the cost method, net of valuation allowance for impairment, in total amounting to Baht 1,782.2 million and Baht 2,282.9 million, respectively. Details and financial information of such investments are as follows (See Note 4.2.1) :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2008

Company	Type of Business	Type of Shares	Paid-up Share Capital**	Direct and Indirect Share Holding	Total Assets**	Total Liabilities**
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	29.0	43.97%	33.6	0.1
TPT Petrochemical PCL.	Manufacturing	Ordinary share	4,925.0	31.10%	14,902.8	8,790.3
Sammitr Motors Manufacturing PCL.	Manufacturing	Ordinary share	492.5	29.99%	3,610.2	2,849.9
UMC Metals Co., Ltd.	Manufacturing	Ordinary share	1,450.0	29.78%	3,065.1	1,809.4
CBNP (Thailand) Co., Ltd.	Service	Ordinary share	0.1	20.80%	1,080.3	5,717.7

* The consolidated financial statements for the nine-month periods ended September 30, 2008 and 2007 determined from associated companies' financial information for the years ended December 31, 2007 and 2006, respectively.

** The consolidated financial statements as at September 30, 2008 determined from companies' financial information as at December 31, 2007, except for Sammitr Motors Manufacturing PCL. determined from financial information as at June 30, 2008.

Million Baht

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Total Assets	Total Liabilities
		CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007				
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	29.0	43.97%	33.6	0.1
TPT Petrochemical PCL.	Manufacturing	Ordinary share	4,925.0	31.10%	14,902.8	8,790.3
Sammitr Motors Manufacturing PCL.	Manufacturing	Ordinary share	492.5	29.99%	3,800.8	2,982.0
Quality Inn Co., Ltd.	Service	Ordinary share	200.0	30.61%	6,268.5	5,291.0
UMC Metals Co., Ltd.	Manufacturing	Ordinary share	1,450.0	29.78%	3,065.1	1,809.4
CBNP (Thailand) Co., Ltd.	Service	Ordinary share	0.1	20.80%	1,080.3	5,717.7

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS AND THE NINE-MONTH PERIODS ENDED*

Company	September 30, 2008			September 30, 2007		
	Revenue	Profit (Loss)	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Tri Eagles Co., Ltd.	1.6	0.7	-	1.9	0.9	-
TPT Petrochemical PCL.	16,483.6	(1,199.8)	-	15,280.2	(1,185.5)	-
Sammitr Motors Manufacturing PCL.	1,545.0	(20.5)	-	1,568.6	40.6	-
Kamolkij Co., Ltd.	-	-	-	3,702.8	(8.2)	-
Quality Inn Co., Ltd.	-	-	-	1,444.9	221.9	-
Better Rice Co., Ltd.	-	-	-	171.4	(9.2)	(2.8)
UMC Metals Co., Ltd.	6,414.0	264.4	-	5,322.0	302.0	-
CBNP (Thailand) Co., Ltd.	125.5	(470.4)	(97.8)	81.1	(577.8)	(120.2)

* The consolidated financial statements for the quarters and the nine-month periods ended September 30, 2008 and 2007 determined from companies' financial information for the years ended December 31, 2007 and 2006, respectively, except for Sammitr Motors Manufacturing PCL. determined from financial information for the half years ended June 30, 2008 and 2007, respectively.

In addition, if the Bank had applied the equity method to the aforementioned investments, the consolidated balance sheets as at September 30, 2008 and December 31, 2007, the consolidated statements of income for the quarters and the nine-month periods ended September 30, 2008 and 2007, and the consolidated statements of changes in shareholders' equity for the nine-month periods ended September 30, 2008 and 2007, would have been impacted as follows :

	Million Baht	
	Increase (Decrease)	
	September 30, 2008	December 31, 2007
CONSOLIDATED BALANCE SHEET		
Assets		
Investments in subsidiaries and associated companies, net	(610.2)	281.2
Shareholders' equity		
Foreign exchange adjustment	(23.5)	(26.4)
Unrealized increment per assets appraisal	1,216.3	3,206.1
Retained earnings - Unappropriated	(1,803.0)	(2,898.5)

	FOR THE QUARTERS ENDED	
	September 30, 2008	September 30, 2007
CONSOLIDATED STATEMENTS OF INCOME		
Non-interest income		
Equity in undistributed net income of associated companies	(6.1)	2.9
Net income	(6.1)	2.9
Earnings per share (Baht)	0.00	0.00

	FOR THE NINE-MONTH PERIODS ENDED	
	September 30, 2008	September 30, 2007
CONSOLIDATED STATEMENTS OF INCOME		
Non-interest income		
Gain (loss) on investments, net	1,347.5	-
Equity in undistributed net income of associated companies	(252.0)	12.2
Net income	1,095.5	12.2
Earnings per share (Baht)	0.57	0.01

	FOR THE NINE-MONTH PERIODS ENDED	
	September 30, 2008	September 30, 2007
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'		
Beginning balance as at January 1,		
Foreign exchange adjustment	(26.4)	(31.5)
Unrealized increment per assets appraisal	3,206.1	3,218.6
Unrealized gains on investment	-	0.7
Retained earnings - Unappropriated	(2,898.5)	(2,711.0)

4.2.4 As at September 30, 2008 and December 31, 2007, the Bank and subsidiaries had investments in companies of 10% and upwards of the paid-up capital of the respective companies but which are not considered to be investments in subsidiaries and associated companies. The classification is as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
Agriculture and mining	-	-	-	-
Manufacturing and commercial	2,108.4	2,355.3	2,108.4	2,355.3
Real estate and construction	1,132.0	200.8	1,132.0	200.8
Utilities and services	16.2	18.2	16.2	18.2
Others	1,941.0	2,397.9	1,941.0	2,397.9
Total	5,197.6	4,972.2	5,197.6	4,972.2

4.3 Loans and accrued interest receivable

4.3.1 As at September 30, 2008 and December 31, 2007, the Bank and subsidiaries had classified loans and allowance for doubtful accounts in accordance with the notification of the BOT as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008

	Loans and Accrued Interest Receivables	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,089,758.0	490,375.5	1	4,889.0
Special mentioned	26,088.9	9,715.9	2	192.4
Substandard	12,110.2	2,173.9	100	2,230.8
Doubtful	9,520.4	3,327.5	100	3,535.4
Doubtful of loss	45,938.6	20,694.8	100	22,638.3
Total	1,183,416.1	526,287.6		33,485.9
Add Allowance for doubtful accounts which exceed the provision required by the BOT				22,017.0
Total				55,502.9

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007			
	Loans and Accrued Interest Receivables	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	943,337.0	418,968.3	1	4,169.1
Special mentioned	19,713.1	9,707.1	2	194.1
Substandard	9,634.3	3,110.4	100	3,310.0
Doubtful	9,957.0	3,381.3	100	3,792.2
Doubtful of loss	62,525.9	33,145.1	100	36,598.5
Total	1,045,167.3	468,312.2		48,063.9
Add Allowance for doubtful accounts which exceed the provision required by the BOT				15,322.9
Total				63,386.8

Million Baht

	SEPARATE FINANCIAL STATEMENTS SEPTEMBER 30, 2008			
	Loans and Accrued Interest Receivables	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,080,428.6	481,861.0	1	4,818.9
Special mentioned	25,911.2	9,538.2	2	188.9
Substandard	12,033.0	2,164.1	100	2,221.0
Doubtful	9,440.7	3,249.2	100	3,457.1
Doubtful of loss	45,680.9	20,439.1	100	22,382.6
Total	1,173,494.4	517,251.6		33,068.5
Add Allowance for doubtful accounts which exceed the provision required by the BOT				21,915.4
Total				54,983.9

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2007			
	Loans and Accrued Interest Receivables	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	937,199.2	413,755.3	1	4,136.8
Special mentioned	19,569.7	9,564.4	2	191.3
Substandard	9,409.7	2,948.1	100	3,147.6
Doubtful	9,951.5	3,375.8	100	3,786.6
Doubtful of loss	62,332.8	32,963.0	100	36,416.3
Total	1,038,462.9	462,606.6		47,678.6
Add Allowance for doubtful accounts which exceed the provision required by the BOT				15,237.6
Total				62,916.2

4.3.2 As at September 30, 2008 and December 31, 2007, the Bank and subsidiaries had unearned discounts as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
Unearned discounts	585.8	490.2	531.1	459.8

4.3.3 As at September 30, 2008 and December 31, 2007, the Bank and subsidiaries had non-performing loans (NPLs), defined according to the BOT's notification as loans classified as substandard, doubtful and doubtful of loss, including interbank and money market items, but excluding accrued interest receivable, as follows:

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
NPLs before allowance for doubtful accounts	67,501.0	82,099.7	67,086.5	81,671.0
NPLs as percentage of total loans	5.7	7.9	5.6	7.9
Net NPLs after allowance for doubtful accounts	36,957.1	34,469.1	36,886.3	34,390.5
Net NPLs as percentage of net total loans	3.1	3.5	3.1	3.5

4.3.4 As at September 30, 2008 and December 31, 2007, the Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 8, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank and subsidiaries had provided an allowance for doubtful accounts, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2008				
	No. of Companies	Outstanding Balance	Collateral / Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	16.6	16.6	-	-
Listed companies identified for delisting	9	2,012.0	1,241.2	594.5	594.5
Total	10	2,028.6	1,257.8	594.5	594.5

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007				
	No. of Companies	Outstanding Balance	Collateral / Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	2.4	23.7	23.7
Listed companies identified for delisting	10	5,764.9	1,246.0	4,385.5	4,385.5
Total	11	5,790.9	1,248.4	4,409.2	4,409.2

Million Baht

	SEPARATE FINANCIAL STATEMENTS SEPTEMBER 30, 2008				
	No. of Companies	Outstanding Balance	Collateral / Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	16.6	16.6	-	-
Listed companies identified for delisting	9	2,012.0	1,241.2	594.5	594.5
Total	10	2,028.6	1,257.8	594.5	594.5

	No. of Companies	Outstanding Balance	Collateral / Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2007				Million Baht
Financial institutions ordered closed	1	26.0	2.4	23.7	23.7
Listed companies identified for delisting	10	5,764.9	1,246.0	4,385.5	4,385.5
Total	11	5,790.9	1,248.4	4,409.2	4,409.2

4.3.5 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case wherebylosses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to

TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second portion of losses will be borne by TAMC. As at September 30, 2008 and December 31, 2007, the Bank has set aside provisions for probable loss arising from the impaired assets transferred to TAMC amounting to Baht 2,163.8 million and Baht 1,993.4 million, respectively.

In March 2007, the Bank received notification from TAMC that the allocation of profit or loss at the end of the fifth year for the Bank is a profit of Baht 392.8 million. Such allocation of profit or loss is an approximation as the TAMC will calculate the actual profit or loss at the end of the tenth year, and there has been no actual payment made. Therefore, the Bank has not recognized such profit in the accounts.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until September 30, 2008 in the amount of Baht 25,499.0 million. Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2007 in the amount of Baht 25,499.0 million, and for the year ended December 31, 2007, TAMC had revised the balance of assets transferred by the Bank downwards in the net amount of Baht 16.7 million.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until September 30, 2007 in the amount of Baht 25,513.5 million, and for the nine-month period ended September 30, 2007, TAMC had revised the balance of assets transferred by the Bank downwards in the net amount of Baht 2.2 million.

As at September 30, 2008 and December 31, 2007, the Bank has non-negotiable promissory notes from TAMC as payment for certain portions of the impaired assets transferred amounting to Baht 14,205.6 million and Baht 15,274.6 million, respectively (See Note 4.2.1). In the third quarter of 2006, TAMC notified the Bank of the revision of the value given for the impaired assets transferred that are secured by assets which TAMC considers as not being collateral assets. The Bank has decreased the value of the non-negotiable promissory notes from TAMC and recognized the loss on assets transferred to TAMC amounting to Baht 2,760.9 million.

For the nine-month period ended September 30, 2008 and for the year ended December 31, 2007, the non-negotiable promissory notes that have been redeemed by TAMC prior to maturity amounted to Baht 1,069.0 million and Baht 1,141.0 million, respectively (See Note 4.2.1).

4.3.6 As at September 30, 2008 and December 31, 2007, assets classified in accordance with the notification of the BOT are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008

	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,089,758.0	-	-	-	1,089,758.0
Special mentioned	26,088.9	-	-	-	26,088.9
Substandard	12,110.2	-	-	-	12,110.2
Doubtful	9,520.4	-	-	-	9,520.4
Doubtful of loss	45,938.6	11,511.3	2,618.3	1,628.4	61,696.6
Loss	-	-	-	-	-
Total	1,183,416.1	11,511.3	2,618.3	1,628.4	1,199,174.1

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	943,337.0	-	-	-	943,337.0
Special mentioned	19,713.1	-	-	-	19,713.1
Substandard	9,634.3	-	-	-	9,634.3
Doubtful	9,957.0	-	-	-	9,957.0
Doubtful of loss	62,525.9	5,255.3	2,628.1	1,081.5	71,490.8
Loss	-	-	-	-	-
Total	1,045,167.3	5,255.3	2,628.1	1,081.5	1,054,132.2

Million Baht

SEPARATE FINANCIAL STATEMENTS
SEPTEMBER 30, 2008

	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,080,428.6	-	-	-	1,080,428.6
Special mentioned	25,911.2	-	-	-	25,911.2
Substandard	12,033.0	-	-	-	12,033.0
Doubtful	9,440.7	-	-	-	9,440.7
Doubtful of loss	45,680.9	11,511.3	2,140.8	1,628.4	60,961.4
Loss	-	-	-	-	-
Total	1,173,494.4	11,511.3	2,140.8	1,628.4	1,188,774.9

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2007				
	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	937,199.2	-	-	-	937,199.2
Special mentioned	19,569.7	-	-	-	19,569.7
Substandard	9,409.7	-	-	-	9,409.7
Doubtful	9,951.5	-	-	-	9,951.5
Doubtful of loss	62,332.8	5,240.1	2,125.0	1,081.5	70,779.4
Loss	-	-	-	-	-
Total	1,038,462.9	5,240.1	2,125.0	1,081.5	1,046,909.5

4.3.7 Troubled debt restructurings

Details of the loans of the Bank which were restructured during the quarters and the nine-month periods ended September 30, 2008 and 2007, classified into the restructuring methods are as follows :

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2008			
Restructuring Method	Cases	Outstanding Loan before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	72	236.6	Land, building, condominium, machinery	236.6
Debt-equity conversion	3	285.3	Share capital	285.3
Debt restructuring in various forms	5,072	24,054.7		
Total	5,147	24,576.6		

The weighted average tenure of the above mentioned restructuring was 9.2 years; and the total debt outstanding after debt restructuring was Baht 21,266.3 million.

Million Baht

Restructuring Method	SEPARATE FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2007			
	Cases	Outstanding Loan before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	49	278.2	Land, building, condominium, machinery	278.2
Debt-equity conversion	3	1.3	Share capital	1.3
Debt restructuring in various forms	5,149	10,002.1		
Total	5,201	10,281.6		

The weighted average tenure of the above mentioned restructuring was 4.9 years; and the total debt outstanding after debt restructuring was Baht 10,281.0 million.

Million Baht

Restructuring Method	SEPARATE FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2008			
	Cases	Outstanding Loan before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	209	1,575.3	Land, building, condominium, machinery	1,573.3
Debt-equity conversion	4	312.0	Share capital	312.0
Debt restructuring in various forms	14,138	46,088.1		
Total	14,351	47,975.4		

The weighted average tenure of the above mentioned restructuring was 6.5 years; and the total debt outstanding after debt restructuring was Baht 44,665.1 million.

Million Baht

Restructuring Method	SEPARATE FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007			
	Cases	Outstanding Loan before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	169	1,679.1	Land, building	1,678.7
Debt-equity conversion	3	1.3	Share capital	1.3
Debt restructuring in various forms	16,061	31,559.7		
Total	16,233	33,240.1		

The weighted average tenure of the above mentioned restructuring was 6.5 years; and the total debt outstanding after debt restructuring was Baht 44,665.1 million.

For the quarter and the nine-month period ended September 30, 2008, the Bank recognized interest income from restructured debts amounting to Baht 1,478.1 million and Baht 4,302.2 million, respectively.

For the quarter and the nine-month period ended September 30, 2007, the Bank recognized interest income from restructured debts amounting to Baht 1,328.9 million and Baht 4,201.2 million, respectively.

As at September 30, 2008 and December 31, 2007, the Bank had balance of loan to restructured debtors amounting to Baht 112,269.8 million and Baht 123,301.3 million, respectively.

Consolidated disclosures for troubled debt restructurings which occurred during the quarters and the nine-month periods ended September 30, 2008 and 2007 have not been provided, as such information is not significantly different than the above disclosures relating to the Bank.

4.4 Borrowings

4.4.1 Classified by types of securities and sources of fund as at September 30, 2008 and December 31, 2007, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	September 30, 2008			December 31, 2007		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	-	15,318.8	15,318.8	-	15,198.8	15,198.8
Bills of exchange	66,091.8	-	66,091.8	33,389.1	-	33,389.1
Others	336.2	768.9	1,105.1	272.5	660.7	933.2
Less Discount on borrowings	-	(6,771.9)	(6,771.9)	-	(6,805.7)	(6,805.7)
Total	66,428.0	9,315.8	75,743.8	33,661.6	9,053.8	42,715.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	September 30, 2008			December 31, 2007		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	-	15,318.8	15,318.8	-	15,198.8	15,198.8
Bills of exchange	66,091.8	-	66,091.8	33,389.1	-	33,389.1
Others	336.2	-	336.2	272.5	-	272.5
Less Discount on borrowings	-	(6,771.9)	(6,771.9)	-	(6,805.7)	(6,805.7)
Total	66,428.0	8,546.9	74,974.9	33,661.6	8,393.1	42,054.7

4.4.2 Classified by types of securities, currency, maturity and interest rate as at September 30, 2008 and December 31, 2007, as follows :

Million Baht

Types	Currency	Maturity	Interest Rate	CONSOLIDATED FINANCIAL STATEMENTS Amount September 30, 2008	December 31, 2007
Short-term borrowings					
Bills of exchange	THB	2008 - 2009	1.50% - 3.50%	66,091.8	33,389.1
Others	MYR	2008	1.20% - 3.53%	768.9	660.7
	THB	2008 - 2009	0.00% - 0.50%	9.3	22.5
Total short-term borrowings				66,870.0	34,072.3
Long-term borrowings					
Unsecured subordinated notes	USD	2016 - 2029	8.25% - 9.025%	15,318.8	15,198.8
Others	THB	2009 - 2013	0.00% - 0.50%	326.9	250.0
Less Discount on borrowings				(6,771.9)	(6,805.7)
Total long-term borrowings				8,873.8	8,643.1
Total				75,743.8	42,715.4

Million Baht

Types	Currency	Maturity	Interest Rate	SEPARATE FINANCIAL STATEMENTS Amount September 30, 2008	December 31, 2007
Short-term borrowings					
Bills of exchange	THB	2008 - 2009	1.50% - 3.50%	66,091.8	33,389.1
Others	THB	2008 - 2009	0.00% - 0.50%	9.3	22.5
Total short-term borrowings				66,101.1	33,411.6
Long-term borrowings					
Unsecured subordinated notes	USD	2016 - 2029	8.25% - 9.025%	15,318.8	15,198.8
Others	THB	2009 - 2013	0.00% - 0.50%	326.9	250.0
Less Discount on borrowings				(6,771.9)	(6,805.7)
Total long-term borrowings				8,873.8	8,643.1
Total				74,974.9	42,054.7

4.5 Share capital

The Bank's share capital consists of :

- Ordinary shares

- Class A and Class B preferred shares, the holders of which have rights according to Article 3 of the Bank's Articles of Association.

As at September 30, 2008 and December 31, 2007, the Bank had registered share capital of Baht 40,000,000,000 divided into ordinary shares and preferred shares totaling 4,000,000,000 shares, with par value of Baht 10 each, details of which are as follows :

Type	Number of Registered Shares	
	September 30, 2008	December 31, 2007
Ordinary shares	3,998,345,000	3,998,345,000
Class A preferred shares	655,000	655,000
Class B preferred shares	1,000,000	1,000,000
Total	4,000,000,000	4,000,000,000

- The allocation of ordinary shares and preferred shares are in accordance with the resolutions of the 12th ordinary shareholders' meeting convened on April 12, 2005, as per the following details :

  1. Allocation of 1,339,502,106 ordinary shares as follows :

     1.1) Allocation of 459,502,106 ordinary shares for offer and sale to the general public, including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements.

     1.2) Allocation of 440,000,000 ordinary shares for offer and sale to institutional investors or investors with specific characteristics prescribed by the Securities and Exchange Commission.

     1.3) Allocation of 440,000,000 ordinary shares for offer and sale to the existing shareholders and the beneficial owners of the ordinary shares in proportion to their shareholdings.

  2. Allocation of 50,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds issued by the Bank and offered for sale in 1999 as part of the Capital Augmented Preferred Securities (CAPS).

  3. Allocation of 500,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds and/or convertible bonds that may further be issued in future by the Bank.

4. Allocation of 200,000,000 ordinary shares to be reserved for the exercise of right to purchase ordinary shares by holders of warrants that may further be issued in future by the Bank.

5. Allocation of 655,000 Class A preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds.

6. Allocation of 1,000,000 Class B preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds.

The offer and sale of the Bank's securities shall comply with the regulations prescribed by the Securities and Exchange Commission.

4.6 Capital management

It is the Bank's policy to maintain an adequate level of capital to support the business strategies and growth and to meet regulatory requirements. The Bank regularly assesses its capital position under various scenarios in order to anticipate capital requirements for the purpose of its capital planning and management process.

Capital fund as at September 30, 2008 and December 31, 2007 are as follows :

		Million Baht
	September 30, 2008	December 31, 2007
Tier 1 capital		
Issued and paid-up share capital and premium on share capital	75,434.6	75,434.6
Legal reserve	13,000.0	12,000.0
Other reserves	46,500.0	36,500.0
Retained earnings after appropriation	7,944.9	4,005.7
Others	(961.6)	(1,463.9)
	141,917.9	126,476.4
Tier 2 capital		
Unrealized increment per land appraisal	6,937.4	6,937.4
Unrealized increment per premises and condominiums appraisal	2,741.1	3,071.4
Provision for assets classified as normal	11,564.5	4,167.3
Unrealized gain (net) on revaluation of available-for-sale equity securities	2,678.1	3,977.7
Long-term subordinated debt instruments		
Unsecured subordinated notes	8,895.3	8,932.2
	32,816.4	27,086.0
Total	174,734.3	153,562.4

The Bank of Thailand's regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contingencies of not less than 8.5% and that Tier 1 capital must not be less than 4.25% of such assets and contingencies.

As at September 30, 2008 and December 31, 2007, capital adequacy ratios maintained by the Bank in accordance with the notification of the BOT are as follows :

	Percentage	
	September 30, 2008	December 31, 2007
Total capital	14.7	14.5
Tier 1 capital	11.9	12.0
Tier 2 capital	2.8	2.5

4.7 The appropriation of the profit and the dividends payment

On April 12, 2007, the 14th Annual Ordinary Meeting of Shareholders approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2006 as follows :

- The appropriation as legal reserves and as other reserves amounting to Baht 1,000.0 million and Baht 10,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2006 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2006) and the amount to be appropriated for the period of July - December 2006 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of dividend at the rate of Baht 2.75 per ordinary share, totaling Baht 5,249.3 million, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 22, 2006, and the remaining amount to be paid on May 11, 2007 at the rate of Baht 1.75 per share.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 3,340.5 million on May 11, 2007.

On August 27, 2007, the meeting of the Board of Directors of the Bank No. 9/2007 approved the resolutions regarding the appropriation of the profit and the payment of interim dividend as follows :

- The appropriation as legal reserves and as other reserves for the period of January - June 2007 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of interim dividend at the rate of Baht 1.00 per ordinary share on September 27, 2007.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,908.8 million on September 27, 2007.

On April 11, 2008, the 15th Annual Ordinary Meeting of Shareholders approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2007 as follows :

- The appropriation as legal reserves and as other reserves amounting to Baht 1,000.0 million and Baht 10,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2007 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2007) and the amount to be appropriated for the period of July - December 2007 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of dividend at the rate of Baht 3.00 per ordinary share, totaling Baht 5,726.5 million, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 27, 2007, and the remaining amount to be paid on May 9, 2008 at the rate of Baht 2.00 per share.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 3,817.7 million on May 9, 2008.

On August 28, 2008, the meeting of the Board of Directors of the Bank No. 9/2008 approved the resolutions regarding the appropriation of the profit and the payment of interim dividend as follows :

- The appropriation as legal reserves and as other reserves for the period of January - June 2008 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of interim dividend at the rate of Baht 1.00 per ordinary share on September 26, 2008.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,908.8 million on September 26, 2008.

4.8 Commitments

As at September 30, 2008 and December 31, 2007, the Bank and subsidiaries had commitments as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

	September 30, 2008			December 31, 2007		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	1,993.4	136.0	2,129.4	2,260.3	173.1	2,433.4
Guarantees of loans	476.7	3,691.5	4,168.2	338.2	3,148.6	3,486.8
Underwriting commitments	334.0	-	334.0	-	-	-
Other guarantees	77,852.5	17,859.8	95,712.3	81,017.9	19,933.1	100,951.0
Liability under unmatured import bills	435.0	13,537.7	13,972.7	1,334.7	10,166.9	11,501.6
Letters of credit	976.9	34,347.2	35,324.1	1,095.1	34,670.4	35,765.5
Foreign exchange agreements						
Bought	19,507.6	302,005.5	321,513.1	8,560.4	287,070.6	295,631.0
Sold	18,628.4	468,363.2	486,991.6	7,735.6	442,035.8	449,771.4
Interest rate agreements						
Bought	1,800.0	1,225.8	3,025.8	1,800.0	-	1,800.0
Sold	1,800.0	1,225.8	3,025.8	1,800.0	-	1,800.0
Credit derivatives	-	1,702.5	1,702.5	-	1,688.4	1,688.4
Amount of unused bank overdraft	132,268.3	2,625.0	134,893.3	127,245.6	3,010.0	130,255.6
Others	14.0	8,806.3	8,820.3	435.0	1,132.1	1,567.1
Total	256,086.8	855,526.3	1,111,613.1	233,622.8	803,029.0	1,036,651.8

Million Baht

SEPARATE FINANCIAL STATEMENTS

	September 30, 2008			December 31, 2007		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	1,993.4	136.0	2,129.4	2,260.3	173.1	2,433.4
Guarantees of loans	471.7	3,488.1	3,959.8	338.2	3,148.6	3,486.8
Underwriting commitments	334.0	-	334.0	-	-	-
Other guarantees	77,855.9	17,022.4	94,878.3	80,987.6	18,912.5	99,900.1
Liability under unmatured import bills	435.0	13,334.1	13,769.1	1,334.7	9,986.7	11,321.4
Letters of credit	976.9	33,821.5	34,798.4	1,095.1	34,283.9	35,379.0
Foreign exchange agreements						
Bought	19,503.5	301,693.5	321,197.0	8,560.4	286,100.6	294,661.0
Sold	18,624.4	468,029.8	486,654.2	7,735.6	441,345.4	449,081.0
Interest rate agreements						
Bought	1,800.0	1,225.8	3,025.8	1,800.0	-	1,800.0
Sold	1,800.0	1,225.8	3,025.8	1,800.0	-	1,800.0
Credit derivatives	-	1,702.5	1,702.5	-	1,688.4	1,688.4
Amount of unused bank overdraft	132,268.3	1,601.7	133,870.0	127,245.6	1,984.6	129,230.2
Others	14.0	8,806.3	8,820.3	435.0	1,132.1	1,567.1
Total	256,077.1	852,087.5	1,108,164.6	233,592.5	798,755.9	1,032,348.4

4.9 Assets pledged as collateral and under restriction

The Bank had investments in government securities and state enterprise securities which have been pledged as collateral for commitments with government agencies and the Bank of Thailand. The book value of such securities, net of valuation allowances for impairment, as at September 30, 2008 and December 31, 2007 amounted to Baht 6,357.4 million and Baht 41,690.3 million, respectively.

The Bank had investments in equity securities acquired through debt restructuring which have restrictions on sale, transfer, pledge and/or other commitments. The book value of such securities, net of valuation allowances for impairment, as at September 30, 2008 and December 31, 2007 amounted to Baht 19.2 million and Baht 13.6 million, respectively.

4.10 Litigation

As at September 30, 2008 and December 31, 2007, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operations.

4.11 Related party transactions

As at September 30, 2008 and December 31, 2007, related parties of the Bank consisted of the Bank's executives at the level of department manager and higher including close family members of executives at the level of executive vice president and higher; those entities in which the Bank, or the Bank's directors, or executives at the level of department manager and higher, or close family members of executives at the level of executive vice president and higher, together had 10% or more combined beneficial ownership; and those entities in which the Bank's directors, or executives at the level of executive vice president and higher, or close family members of these individuals, held directorship positions; and also include those related companies as indicated in the BOT's report.

As at September 30, 2008 and December 31, 2007, the Bank had significant loans and commitments to related parties, as follows :

Million Baht

	SEPTEMBER 30, 2008 CONSOLIDATED FINANCIAL STATEMENTS	SEPTEMBER 30, 2008 SEPARATE FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	11,812.9	11,812.9	September 30, 2006 - December 31, 2025
Average month end balance	14,559.3	14,559.3	
Commitments			
Ending balance	3,108.9	3,108.9	March 21, 2006 - October 2, 2020
Average month end balance	3,608.2	3,608.2	
Other related parties			
Loans			
Ending balance	25,641.0	31,621.5	September 1, 2008 - November 17, 2025
Average month end balance	26,106.9	32,087.4	
Commitments			
Ending balance	3,618.8	3,621.5	March 31, 2008 - June 6, 2011
Average month end balance	3,796.5	3,799.3	

Million Baht

	DECEMBER 31, 2007 CONSOLIDATED FINANCIAL STATEMENTS	DECEMBER 31, 2007 SEPARATE FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	15,501.6	15,501.6	March 6, 2006 - December 31, 2025
Average month end balance	16,024.5	16,024.5	
Commitments			
Ending balance	1,873.1	1,873.1	March 21, 2006 - October 2, 2020
Average month end balance	2,340.2	2,340.2	
Other related parties			
Loans			
Ending balance	22,337.0	28,717.4	May 17, 2006 - November 17, 2025
Average month end balance	22,738.8	29,219.2	
Commitments			
Ending balance	7,370.6	7,374.4	October 29, 2007- January 27, 2011
Average month end balance	8,522.4	8,525.2	

For the nine-month period ended September 30, 2008, the Bank charged interest at rates between 2.0% to 15.0% on loans to these related parties depending on the type of loans and collateral, with interest rates charged on restructured loans between 4.5% to 11.5%, on money market loans between 3.32% to 4.97%, on default loans at 15.0% and on other loans between 2.0% to 11.5%.

For the year ended December 31, 2007, the Bank charged interest at rates between 1.0% to 15.0% on loans to these related parties depending on the type of loans and collateral, with interest rates charged on restructured loans between 1.0% to 14.0%, on money market loans between 3.55% to 4.85%, on default loans at 15.0% and on other loans between 2.0% to 11.5%.

As at September 30, 2008 and December 31, 2007, the Bank had allowance for doubtful accounts of loans to related parties amounting to Baht 1,199.8 million and Baht 5,849.7 million, respectively.

The Bank follows the BOT guidelines in estimating the allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and the separate financial statements, investments in subsidiaries and associated companies as at September 30, 2008 and December 31, 2007 are shown in Note 4.2.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the separate financial statements, loans to and commitments between the Bank and subsidiary and associated companies, consisted of the following as at September 30, 2008 and December 31, 2007 :

LOANS

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
Subsidiary				
Sinnsuptawee Asset Management Co., Ltd	-	-	5,980.4	6,380.4
Associated companies				
BSL Leasing Co., Ltd.	2,460.0	1,970.0	2,460.0	1,970.0
Thai Filament Finishing Co., Ltd.*	-	166.3	-	166.3
Thai Polymer Textile Co., Ltd.*	-	334.2	-	334.2
Thai Taffeta Textile Co., Ltd.*	-	105.3	-	105.3

* As at September 30, 2008, became non-related company

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
Subsidiaries				
Bangkok Bank Berhad	-	-	1.3	2.3
Bualuang Securities PCL.	-	-	1.5	1.5
BBL Asset Management Co., Ltd.	-	-	0.0	0.0
Associated companies				
BSL Leasing Co., Ltd.	251.3	33.9	251.3	33.9
National ITMX Co., Ltd.	0.3	-	0.3	-
Thai Filament Finishing Co., Ltd.*	-	19.6	-	19.6
Thai Polymer Textile Co., Ltd.*	-	5.5	-	5.5
Thai Taffeta Textile Co., Ltd.*	-	3.6	-	3.6

In the consolidated and the separate financial statements as at September 30, 2008 and December 31, 2007, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding through normal investments consisted mainly of the following :

LOANS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
ACL Bank PCL.	28.2	27.6	28.2	27.6
Asia Cement PCL.	-	5.7	-	5.7
Bangkok Mitsubishi UFJ Lease Co., Ltd.	1,083.0	701.0	1,083.0	701.0
Thana Thep Printing Co., Ltd.	51.6	55.0	51.6	55.0
Toyota Leasing (Thailand) Co., Ltd.	9,000.0	4,500.0	9,000.0	4,500.0

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
ACL Bank PCL.	0.4	0.3	0.4	0.3
Asia Cement PCL.	436.9	436.9	436.9	436.9
Asia Lamp Industry Co., Ltd.	3.9	6.7	3.9	6.7
Aspac Co., Ltd.	-	1.7	-	1.7
Bangkok Mitsubishi UFJ Lease Co., Ltd.	-	114.0	-	114.0
Thana Thep Printing Co., Ltd.	0.8	1.1	0.8	1.1

* As at September 30, 2008, became non-related company

As at September 30, 2008 and December 31, 2007, the Bank had deposits from related parties as follows :

		Million Baht
	September 30, 2008	December 31, 2007
Subsidiaries		
BBL (Cayman) Limited	680.6	655.2
Bangkok Bank Berhad	125.1	18.1
Sinnsuptawee Asset Management Co., Ltd.	259.5	357.1
BBL Asset Management Co., Ltd.	18.2	6.3
Bualuang Securities PCL.	17.3	39.6
Associated companies		
BSL Leasing Co., Ltd.	76.7	27.0
National ITMX Co., Ltd.	2.9	4.2
PCC Capital Co., Ltd.	69.0	67.4
Processing Center Co., Ltd.	152.8	52.8
WTA (Thailand) Co., Ltd.	0.0	0.0
Thai Digital ID Co., Ltd.	40.9	30.2
Thai Filament Finishing Co., Ltd.*	-	33.0
Thai Polymer Textile Co., Ltd.*	-	23.1
Thai Taffeta Textile Co., Ltd.*	-	10.3
Related restructured debtors	1,663.7	2,352.0
Other related parties	8,141.3	6,867.8

* As at September 30, 2008, became non-related company

As at September 30, 2008 and December 31, 2007, the Bank had assets, liabilities and commitments with related parties, and changes thereto, which can be summarized as follows :

	September 30, 2008	December 31, 2007	Million Baht Change Increase (Decrease)
PLACEMENT			
Subsidiaries	1,873.7	475.3	1,398.4
LOANS			
Subsidiaries	5,980.4	6,380.4	(400.0)
Associated companies	2,460.0	2,575.8	(115.8)
Related restructured debtors	11,812.9	15,501.6	(3,688.7)
Other related parties	23,181.1	19,761.2	3,419.9
Total	43,434.4	44,219.0	(784.6)
DEPOSITS			
Subsidiaries	1,100.7	1,076.3	24.4
Associated companies	342.3	248.0	94.3
Related restructured debtors	1,663.7	2,352.0	(688.3)
Other related parties	8,141.3	6,867.8	1,273.5
Total	11,248.0	10,544.1	703.9
BORROWINGS			
Subsidiaries	721.8	838.1	(116.3)
OTHER LIABILITIES			
Subsidiaries (Note 4.2)	1,591.0	1,591.0	-
COMMITMENTS			
Subsidiaries	2.8	3.8	(1.0)
Associated companies	251.6	62.6	189.0
Related restructured debtors	3,108.9	1,873.1	1,235.8
Other related parties	3,367.1	7,308.0	(3,940.9)
Total	6,730.4	9,247.5	(2,517.1)

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are determined on an arm's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

As at September 30, 2008 and December 31, 2007, material accrued income and expenses between the Bank and related parties are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
Subsidiaries				
Accrued interest receivable	-	-	7.2	17.4
Fees receivable	-	-	-	48.5
Accrued interest payable	-	-	2.0	6.6
Associated companies				
Accrued interest receivable	19.1	4.8	19.1	4.8
Accrued interest payable	1.0	1.1	1.0	1.1
Other related parties				
Accrued interest receivable	149.6	127.3	149.6	127.3
Accrued interest payable	29.5	51.9	29.5	51.9

For the quarters and the nine-month periods ended September 30, 2008 and 2007, material income and expenses between the Bank and related parties are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE QUARTERS ENDED	
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Subsidiaries				
Interest and discount received	-	-	72.6	79.9
Fees and service income	-	-	102.4	86.7
Dividend income	-	-	42.7	18.4
Other income	-	-	0.6	0.2
Interest paid	-	-	10.9	16.8
Other expenses	-	-	1.5	0.2
Associated companies				
Interest and discount received	33.8	24.8	33.8	24.8
Fees and service income	1.7	0.3	1.7	0.3
Other income	0.0	0.0	0.0	0.0
Interest paid	0.9	0.4	0.9	0.4
Other expenses	28.9	26.5	28.9	26.5
Other related parties				
Interest and discount received	542.6	450.0	542.6	450.0
Fees and service income	4.0	9.2	4.0	9.2
Interest paid	33.4	40.2	33.4	40.2
Other expenses	201.4	195.0	201.4	195.0

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED	Million Baht
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Subsidiaries				
Interest and discount received	-	-	209.3	278.3
Fees and service income	-	-	337.4	189.9
Dividend income	-	-	183.2	119.1
Other income	-	-	1.8	0.5
Interest paid	-	-	60.4	40.7
Other expenses	-	-	20.1	3.1
Associated companies				
Interest and discount received	99.3	174.7	99.3	174.1
Fees and service income	2.8	2.7	2.8	2.7
Dividend income	11.0	6.7	11.0	6.7
Other income	7.1	0.0	7.1	0.0
Interest paid	2.9	3.2	2.9	3.2
Other expenses	80.5	79.2	80.5	79.2
Other related parties				
Interest and discount received	1,389.3	1,268.3	1,389.3	1,268.3
Fees and service income	22.6	21.8	22.6	21.8
Interest paid	98.7	127.1	98.7	127.1
Other expenses	535.3	374.4	535.3	374.4

In accordance with the BOT's letter number ThorPorTor. SorNorSor. (01) Wor. 3258/2543 relating to the regulation of the Asset Management Company (AMC), dated November 27, 2000, which required the Bank to disclose the statements of cash flows of the AMC of the Bank in the notes to the financial statements, the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
"UNAUDITED"

		Million Baht
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss before income tax	(51.5)	(70.3)
Items to reconcile net loss to cash received (paid) from operating activities		
Depreciation	0.4	0.3
Net income from disposal of equipment	-	(0.2)
Loss on impairment of properties for sale	1.4	27.5
Interest expense	161.6	231.8
	111.9	189.1
Operating assets (increase) decrease		
Notes receivable	(61.7)	0.2
Receivables from rental of properties	(0.0)	0.2
Properties for sale	428.0	581.6
Accrued interest receivable	(0.0)	0.2
Prepaid expenses	(0.1)	(0.1)
Deposits	0.4	(0.0)
Advance payment	-	(0.0)
Other assets	(0.0)	-
Operating liabilities increase (decrease)		
Accrued expenses	(1.3)	0.2
Corporate tax payable	-	(27.1)
Deposits	15.0	(52.1)
Rental deposit for properties for sale	-	(228.2)
Rental received in advance	0.1	-
Deposit for properties for sale rental	(0.5)	(0.0)
Other liabilities	(0.0)	(0.5)
Cash generated from operations	491.8	463.5
Interest paid	(161.6)	(232.1)
Income tax paid	(14.9)	(17.1)
Income tax returned	-	15.0
Net cash provided by operating activities	315.3	229.3
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(0.0)	(1.6)
Net cash used in investing activities	(0.0)	(1.6)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for loan from the parent company	(400.0)	(300.0)
Net cash used in financing activities	(400.0)	(300.0)
Net decrease in cash and cash equivalent items	(84.7)	(72.3)
Cash and cash equivalent items as at January 1,	344.2	466.0
Cash and cash equivalent items as at September 30,	259.5	393.7

4.12 The results of operation by domestic and foreign operations

The results of operations for the quarters and the nine-month periods ended September 30, 2008 and 2007 are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2008				
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	18,299.5	3,816.5	(1,692.6)	20,423.4
Interest expenses	(5,916.9)	(2,687.6)	1,692.6	(6,911.9)
Net interest income	12,382.6	1,128.9	-	13,511.5
Non-interest income	3,131.9	399.0	-	3,530.9
Non-interest expenses	(9,479.1)	(1,247.7)	-	(10,726.8)
Income before income tax	6,035.4	280.2	-	6,315.6

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2007				
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	17,708.0	4,411.7	(2,177.1)	19,942.6
Interest expenses	(6,730.5)	(3,443.0)	2,177.1	(7,996.4)
Net interest income	10,977.5	968.7	-	11,946.2
Non-interest income	5,430.7	469.1	-	5,899.8
Non-interest expenses	(8,731.9)	(1,476.4)	-	(10,208.3)
Income before income tax	7,676.3	(38.6)	-	7,637.7

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2008				
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	53,543.5	11,739.5	(5,517.4)	59,765.6
Interest expenses	(17,302.6)	(8,554.5)	5,517.4	(20,339.7)
Net interest income	36,240.9	3,185.0	-	39,425.9
Non-interest income	14,558.9	1,275.0	(0.1)	15,833.8
Non-interest expenses	(28,987.0)	(3,882.4)	0.1	(32,869.3)
Income before income tax	21,812.8	577.6	-	22,390.4

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	53,912.1	13,430.4	(7,003.8)	60,338.7
Interest expenses	(21,962.8)	(10,570.0)	7,003.8	(25,529.0)
Net interest income	31,949.3	2,860.4	-	34,809.7
Non-interest income	16,603.8	1,370.1	-	17,973.9
Non-interest expenses	(26,590.0)	(3,701.4)	-	(30,291.4)
Income before income tax	21,963.1	529.1	-	22,492.2

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2008			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	18,331.8	3,556.8	(1,663.9)	20,224.7
Interest expenses	(5,918.6)	(2,537.8)	1,663.9	(6,792.5)
Net interest income	12,413.2	1,019.0	-	13,432.2
Non-interest income	2,872.6	369.9	-	3,242.5
Non-interest expenses	(9,270.3)	(1,209.6)	-	(10,479.9)
Income before income tax	6,015.5	179.3	-	6,194.8

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2007			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	17,733.6	4,177.4	(2,157.7)	19,753.3
Interest expenses	(6,733.6)	(3,310.7)	2,157.7	(7,886.6)
Net interest income	11,000.0	866.7	-	11,866.7
Non-interest income	4,980.9	440.2	-	5,421.1
Non-interest expenses	(8,495.3)	(1,335.1)	-	(9,830.4)
Income before income tax	7,485.6	(28.2)	-	7,457.4

	Million Baht			
	SEPARATE FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2008			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	53,732.4	10,935.8	(5,429.7)	59,238.5
Interest expenses	(17,309.2)	(8,073.2)	5,429.7	(19,952.7)
Net interest income	36,423.2	2,862.6	-	39,285.8
Non-interest income	13,616.0	1,192.8	(0.1)	14,808.7
Non-interest expenses	(28,310.0)	(3,646.0)	0.1	(31,955.9)
Income before income tax	21,729.2	409.4	-	22,138.6

	Million Baht			
	SEPARATE FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	54,109.8	12,851.6	(6,963.0)	59,998.4
Interest expenses	(21,973.9)	(10,288.2)	6,963.0	(25,299.1)
Net interest income	32,135.9	2,563.4	-	34,699.3
Non-interest income	15,678.5	1,291.0	-	16,969.5
Non-interest expenses	(26,000.1)	(3,418.7)	-	(29,418.8)
Income before income tax	21,814.3	435.7	-	22,250.0

The basis for the determination of income and expenses charge between the branches and head office, and between the branches, is established by head office, and approximates the funding cost.

4.13 Approval of the financial statements

On November 11, 2008, the Audit Committee and the Board of Executive Directors have authorized for issue these financial statements.

END